333-101017
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment to
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
HEINEKEN N.V.
(Exact name of Issuer of deposited securities as specified in its charter)

The Netherlands
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004 Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
JPMorgan Chase Bank, N.A.
ADR Department
4 New York Plaza, 13th Floor
New York, New York 10004 Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates, LLP
570 Lexingon Avenue, 44th Floor
New York, New York 10022
It is proposed that this filing become effective under Rule 466
: immediately upon filing 9 on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. 9

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one share of Heineken N.V.	N/A	N/A	N/A/	N/A
(1)Each unit represents 100 American Depositary Shares.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Reverse of Receipt
(iii)	Collection and distribution of dividends	Face and Reverse of Receipt
(iv)	Transmission of notices, reports and proxy soliciting material	Reverse of Receipt
(v)	Sale or exercise of rights	Face and Reverse of Receipt
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face and Reverse of Receipt
(vii)	Amendment, extension or termination of the Deposit Agreement	Reverse of Receipt
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (1), (2), (4), (6), (15), (16) and (17)
(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (1), (2), (4), (7), (16) and (17)

(3)	Fees and Charges	Article (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that the issuer of the deposited securities specified above furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Article (11)

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as Exhibit (a).

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e) Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

  (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 9, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for Shares of Heineken N.V.

JPMORGAN CHASE BANK, N.A., as Depositary

By:  /s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

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INDEX TO EXHIBITS

Exhibit
Number
(a)	Form of ADR

(e)	Rule 466 Certification